The Dow Chemical Company and Subsidiaries	EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements

	Three Months Ended		For the Years Ended December 31
In millions, except ratios (Unaudited)	Mar 31, 2016	Mar 31, 2015	2015	2014	2013	2012	2011
Income Before Income Taxes	$165	$2,205	$9,930	$5,265	$6,804	$1,665	$3,601
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(39)	(168)	(674)	(835)	(1,034)	(536)	(1,223)
Distributed income of earnings of nonconsolidated affiliates	399	577	816	961	905	823	1,016
Capitalized interest	(60)	(49)	(218)	(125)	(78)	(84)	(90)
Amortization of capitalized interest	22	20	78	83	91	90	100
Adjusted earnings	$487	$2,585	$9,932	$5,349	$6,688	$1,958	$3,404
Fixed charges:
Interest expense and amortization of debt discount	$201	$241	$946	$983	$1,101	$1,269	$1,341
Capitalized interest	60	49	218	125	78	84	90
Rental expense – interest component	36	40	167	134	122	120	112
Total fixed charges	$297	$330	$1,331	$1,242	$1,301	$1,473	$1,543
Earnings available for the payment of fixed charges	$784	$2,915	$11,263	$6,591	$7,989	$3,431	$4,947
Ratio of earnings to fixed charges	2.6	8.8	8.5	5.3	6.1	2.3	3.2

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$85	$85	$340	$340	$340	$340	$340
Adjustment to pretax basis (at 35 percent)	46	46	183	183	183	183	183
Preferred stock dividends - pretax	$131	$131	$523	$523	$523	$523	$523
Combined fixed charges and preferred stock dividend requirements	$428	$461	$1,854	$1,765	$1,824	$1,996	$2,066
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.8	6.3	6.1	3.7	4.4	1.7	2.4

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